UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________	Commission File Number __________________

Torque Esports Corp.

(Exact name of Registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

77 King Street West

Suite 3000, PO Box 95
Toronto, Ontario, Canada M5K 1G8
(705)-445-3006
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	GAME	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). [  ] Yes [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Torque Esports Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (together, “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding such future events and performance. In particular, all statements, other than historical facts, contained in documents incorporated by reference in this Registration Statement that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;

●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;

●	expectations regarding existing products and plans to develop, implement or adopt new technology or products, including an esports racing series;

●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;

●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;

●	requirements for additional capital and future financing options;

●	marketing plans;

●	the availability of intellectual property protection for the Company’s products; and

●	other expectations of the Company.

Forward-looking statements also include, without limitation, the information concerning possible or assumed future results of operations of the Company set out in the Company’s Annual Information Form for the year ended August 31, 2019 filed as Exhibit 99.2 to this Registration Statement. Such statements are not historical facts, but instead represent only the Company’s expectations, estimates and projections regarding future events. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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Such statements, made as of the date of the document containing such forward-looking statements unless otherwise specified, reflect the Company’s views at the time of such statements with respect to future events and are, or were, as applicable, based on information available to the Company and are, or were, as applicable, subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These assumptions, risks and uncertainties include, but are not limited to: assumptions that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate; assumptions and uncertainties related to the expected size of the esports market and other markets for the Company’s products and the acceptance of the Company’s product in existing and new markets; risks related to the limited operating history of the Company; risks related to the management of growth; risks related to disruption from failure of website or third party streaming; risks related to reliance on key business relationships and executives; reputational risks; risks related to reliance on professional esports gamers and teams; risks related to security and privacy breaches; risks related to publisher authorization; risks related to the development of high-quality products; risks related to rapid technological changes; risks related to competition; risks related to proprietary protection and intellectual property disputes; risks related to integrating acquisitions; risks related to system failures and delays; risks related to liquidity; risks related to the global economy; risks related to foreign operations; risks related to regulation; risks related to dividends; risks related to acquisition of Eden Games and UMG Media Ltd.; and risks related to the common shares.

Management of the Company provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in documents incorporated by reference in this Registration Statement are qualified by these cautionary statements and other cautionary statements or factors contained herein and therein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. These forward-looking statements are made as of the date of the document containing such forward-looking statement unless otherwise specified and the Company assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.160, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the experts named in the foregoing Exhibits as Exhibits 99.161 to 99.163, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

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DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Share Capital” in the Registrant’s Annual Information Form, attached hereto as Exhibit 99.2.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements other than disclosed in note 18(iv) of the Unaudited Condensed Interim Consolidated Financial Statements of Torque Esports Corp. for the three and six months ended February 29, 2020 and 2019 filed as Exhibit 99.156 to this Registration Statement.

CONTRACTUAL OBLIGATIONS

The following table lists, as of August 31, 2019, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	297,000	99,000	198,000	-	-
Convertible Debt	11,228,290		11,228,290	-	-
Promissory Notes	852,884	852,884	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	453,027	308,848	144,179	-	-
Purchase Obligations	154,484	87,907	66,577	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	12,985,685	1,348,639	11,637,046	-	-

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies. As required by NASDAQ Stock Market Rule 5615(a)(3), the Company will disclose on its website, as of the listing date, each requirement of the NASDAQ Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TORQUE ESPORTS CORP.

By:	/s/ Lou Schwartz
Name:	Lou Schwartz
Title:	Chief Executive Officer

Date: July 14, 2020

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EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Audited Consolidated Financial Statements of Torque Esports Corp. for the years ended August 31, 2019 and 2018

99.2	Annual Information Form of Torque Esports Corp. for the fiscal year ended August 31, 2019 dated March 12, 2020

99.3	Management’s Discussion and Analysis of Torque Esports Corp. for the years ended August 31, 2019 and 2018

99.4	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Torque Esports Corp. by CEO dated March 20, 2020

99.5	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Torque Esports Corp. by CFO dated March 20, 2020

99.6	News Release dated September 4, 2018

99.7	News Release dated September 10, 2018

99.8	News Release dated September 18, 2018

99.9	News Release dated September 20, 2018

99.10	News Release dated October 3, 2018

99.11	Business Acquisition Report dated November 23, 2018

99.12	News Release dated November 29, 2018

99.13	Notice of Change of Auditor dated November 26, 2018

99.14	Letter from former auditor dated November 26, 2018

99.15	Letter from successor auditor dated December 12, 2018

99.16	News Release dated December 18, 2018

99.17	Material Change Report dated December 18, 2018

99.18	News Release dated January 8, 2019

99.19	News Release dated April 8, 2019

99.20	Audited Consolidated Financial Statements of Millennial Esports Corp. for the years ended August 31, 2018 and 2017

99.21	Management’s Discussion and Analysis of Millennial Esports Corp. for the year ended August 31, 2018

99.22	Certification of Annual Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the AIF, annual financial statements and annual MD&A by CFO dated April 8, 2019

99.23	Certification of Annual Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the AIF, annual financial statements and annual MD&A by CEO dated April 8, 2019

99.24	Unaudited Condensed Interim Consolidated Financial Statements of Millennial Esports Corp. for the three months ended November 30, 2018 and 2017

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Exhibit	Description

99.25	Management’s Discussion and Analysis of Millennial Esports Corp. for the three months ended November 30, 2018

99.26	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated April 8, 2019

99.27	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated April 8, 2019

99.28	News Release dated April 15, 2019

99.29	Unaudited Condensed Interim Consolidated Financial Statements of Millennial Esports Corp. for the three and six months ended February 28, 2019 and 2018

99.30	Management’s Discussion and Analysis of Millennial Esports Corp. for the six months ended February 28, 2019

99.31	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated May 3, 2019

99.32	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated May 3, 2019

99.33	New Release dated June 5, 2019

99.34	Articles of Amendment dated June 7, 2019

99.35	News Release dated July 8, 2019

99.36	News Release dated July 16, 2019

99.37	News Release dated July 17, 2019

99.38	News Release dated July 25, 2019

99.39	Material Change Report dated July 26, 2019

99.40	Unaudited Condensed Interim Consolidated Financial Statements of Millennial Esports Corp. for the three and nine months ended May 31, 2019 and 2018

99.41	Management’s Discussion and Analysis of Millennial Esports Corp. for the nine months ended May 31, 2019

99.42	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated July 30, 2019

99.43	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated July 30, 2019

99.44	News Release dated August 8, 2019

99.45	Material Change Report dated August 9, 2019

99.46	News Release dated August 9, 2019

99.47	Notice of Meeting and Record Date dated August 13, 2019

99.48	News Release dated August 15, 2019

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Exhibit	Description

99.49	News Release dated August 22, 2019

99.50	Notice of the Annual and Special Meeting of Shareholders dated September 6, 2019

99.51	Notice of the Annual and Special Meeting of Shareholders and Management Information Circular dated September 6, 2019

99.52	Form of Proxy – Annual and Special Meeting to be held on October 9, 2019

99.53	News Release dated September 5, 2019

99.54	News Release dated September 9, 2019

99.55	News Release dated September 12, 2019

99.56	News Release dated September 13, 2019

99.57	News Release dated September 17, 2019

99.58	News Release dated September 18, 2019

99.59	News Release dated September 23, 2019

99.60	News Release dated September 25, 2019

99.61	News Release dated September 27, 2019

99.62	Annual Information Form of Millennial Esports Corp. for the fiscal year ended August 31, 2018 dated October 2, 2019

99.63	Certification of Annual Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the AIF, annual financial statements and annual MD&A by CFO dated October 3, 2019

99.64	Certification of Annual Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the AIF, annual financial statements and annual MD&A by CEO dated October 3, 2019

99.65	New Release dated October 3, 2019

99.66	New Release dated October 10, 2019

99.67	News Release dated October 16, 2019

99.68	Articles of Amendment dated October 17, 2019

99.69	News Release dated October 18, 2019

99.70	News Release dated October 22, 2019

99.71	News Release dated November 4, 2019

99.72	News Release dated November 5, 2019

99.73	News Release dated November 6, 2019

99.74	News Release dated October 24, 2019

99.75	News Release dated November 7, 2019

99.76	Arrangement Agreement between Torque Esports Corp. and UMG Media Ltd. dated November 6, 2019

99.77	Material Change Report dated November 13, 2019

99.78	News Release dated November 22, 2019

99.79	Agreement between Torque Esports Corp., Frankly Inc. and Winview Inc. dated November 22, 2019

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Exhibit	Description

99.80	Material Change Report dated November 22, 2019

99.81	News Release dated November 22, 2019

99.82	News Release dated December 20, 2019

99.83	News Release dated December 20, 2019

99.84	News Release dated December 24, 2019

99.85	News Release dated December 27, 2019

99.86	News Release dated December 31, 2019

99.87	Material Change Report dated January 2, 2020

99.88	News Release dated January 13, 2020

99.89	News Release dated February 3, 2020

99.90	Certification of Annual Filings Venture Issuer Basic Certificate of Torque Esports Corp. in connection with the filing of the AIF, annual financial statements and annual MD&A by CFO dated February 17, 2020

99.91	Certification of Annual Filings Venture Issuer Basic Certificate of Torque Esports Corp. in connection with the filing of the AIF, annual financial statements and annual MD&A by CEO dated February 17, 2020

99.92	Unaudited Condensed Interim Consolidated Financial Statements of Torque Esports Corp. for the three months ended November 30, 2019 and 2018

99.93	Management’s Discussion and Analysis of Torque Esports Corp. for the three months ended November 30, 2019 and 2019

99.94	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated February 19, 2020

99.95	Certification of Interim Filings Venture Issuer Basic Certificate of Millennial Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated February 19, 2020

99.96	Certification of Interim Filings Venture Issuer Basic Certificate of Torque Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated February 19, 2020

99.97	Certification of Interim Filings Venture Issuer Basic Certificate of Torque Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated February 19, 2020

99.98	News Release dated February 3, 2020

99.99	News Release dated February 27, 2020

99.100	News Release dated February 28, 2020

99.101	News Release dated March 2, 2020

99.102	News Release dated March 2, 2020

99.103	News Release dated March 3, 2020

99.104	News Release dated February 18, 2020

99.105	News Release dated March 10, 2020

99.106	Loan Agreement between Torque Esports Corp. and Frankly Inc. dated March 9, 2020

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Exhibit	Description

99.107	Business Combination Agreement between Torque Esports Corp., Engine Merger Sub Inc., Frankly Inc. and Winview, Inc. dated March 9, 2020

99.108	Material Change Report dated March 13, 2020

99.109	News Release dated March 5, 2020

99.110	News Release dated March 15, 2020

99.111	News Release dated March 16, 2020

99.112	News Release dated March 16, 2020

99.113	News Release dated March 17, 2020

99.114	News Release dated March 18, 2020

99.115	News Release dated March 18, 2020

99.116	News Release dated March 20, 2020

99.117	News Release dated March 21, 2020

99.118	News Release dated March 23, 2020

99.119	News Release dated March 25, 2020

99.120	News Release dated March 30, 2020

99.121	News Release dated April 1, 2020

99.122	News Release dated April 2, 2020

99.123	News Release dated April 6, 2020

99.124	News Release dated April 9, 2020

99.125	News Release dated April 9, 2020

99.126	News Release dated April 9, 2020

99.127	News Release dated April 13, 2020

99.128	News Release dated April 14, 2020

99.129	News Release dated April 21, 2020

99.130	News Release dated April 22, 2020

99.131	News Release dated April 22, 2020

99.132	News Release dated April 23, 2020

99.133	News Release dated April 28, 2020

99.134	News Release dated April 30, 2020

99.135	News Release dated May 1, 2020

99.136	News Release dated May 6, 2020

99.137	News Release dated May 11, 2020

99.138	News Release dated May 13, 2020

99.139	News Release dated May 14, 2020

99.140	Notice of the meeting and record date dated May 27, 2020

99.141	News Release dated May 27, 2020

99.142	Material Change Report dated May 27, 2020

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Exhibit	Description

99.143	News Release dated May 28, 2020

99.144	News Release dated May 29, 2020

99.145	News Release dated June 1, 2020

99.146	News Release dated June 3, 2020

99.147	News Release dated June 3, 2020

99.148	News Release dated June 4, 2020

99.149	News Release dated June 9, 2020

99.150	Certificate of Abridgement Regarding Annual General and Special Meeting of the Shareholders of Torque Esports Corp. to be held on July 15, 2020 dated June 18, 2020

99.151	Notice of Annual General and Special Meeting and Management Information Circular dated July 15, 2020

99.152	Form of Proxy – Annual General and Special Meeting to be held on July 15, 2020

99.153	News Release dated June 18, 2020

99.154	News Release dated June 23, 2020

99.155	News Release dated July 1, 2020

99.156	Unaudited Condensed Interim Consolidated Financial Statements of Torque Esports Corp. for the three and six months ended February 29, 2020 and February 28, 2019

99.157	Management’s Discussion and Analysis of Torque Esports Corp. for the six months ended February 29, 2020

99.158	Certification of Interim Filings Venture Issuer Basic Certificate of Torque Esports Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated July 8, 2020

99.159	Certification of Interim Filings Venture Issuer Basic Certificate of Torque Esports Corp. in connection with the filing of the interim financial report and interim MD&A by Co-CEO dated July 8, 2020

99.160	News Release dated July 14, 2020

99.161	Consent of Mazars dated July 14, 2020

99.162	Consent of MNP LLP *

99.163	Consent of McGovern Hurley LLP *

*To be filed by amendment.

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